Exhibit 99.2

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 6, 2021 – 10:30 A.M. MOUNTAIN TIME

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 6, 2021, and the voting results for each matter. Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 17, 2021, available on stantec.com or sedar.com. A total of 91,278,146 shares (81.86% of outstanding common shares) were represented in person or by proxy.

The directors of Stantec recommended that shareholders vote FOR matters 1, 2, 3, and 4 below:

1.	Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 17, 2021 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Martin A. à Porta	88,237,866	99.80	173,951	0.20
Douglas K. Ammerman	76,179,635	86.16	12,232,232	13.84
Richard C. Bradeen	87,149,126	98.57	1,262,741	1.43
Shelley A. M. Brown	86,774,266	98.15	1,637,601	1.85
Patricia D. Galloway	87,193,884	98.62	1,217,983	1.38
Robert J. Gomes	86,609,413	97.96	1,802,454	2.04
Gordon A. Johnston	87,719,125	99.22	692,742	0.78
Donald J. Lowry	87,539,435	99.01	872,432	0.99
Marie-Lucie Morin	86,506,141	97.84	1,905,726	2.16

2.	Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants, were reappointed as auditors of Stantec for 2021, and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
86,034,502	94.26	5,243,644	5.74

2

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 17, 2021, and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
85,486,474	96.69	2,928,393	3.31

4.	Amendment and Restatement of By-law No. 1

Shareholders approved and confirmed the amendment and restatement of Stantec’s By-law No. 1 as disclosed in the Management Information Circular dated March 17, 2021, and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
89,204,536	97.73	2,073,610	2.27